UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Snyder’s-Lance, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
833551 104

(CUSIP Number)

Michael A. Warehime	John J. Kearns, III
13024 Ballantyne Corporate Place	Eckert Seamans Cherin & Mellott, LLC
Suite 900	600 Grant Street, 44th Floor
Charlotte, NC 28277	Pittsburgh, PA 15219-2788
(704) 554-1421	(412) 566-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 6, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	833551 104

1	NAMES OF REPORTING PERSONS Michael A. Warehime

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC (See response to Item 1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		9,954,345

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,165,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,954,345

WITH	10	SHARED DISPOSITIVE POWER

		2,165,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,119,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 65,063,500 shares of Common Stock outstanding.

CUSIP No.	833551 104

1	NAMES OF REPORTING PERSONS Patricia A. Warehime

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC (See response to Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		823,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,296,645

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		823,350

WITH	10	SHARED DISPOSITIVE POWER

		11,926,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,119,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 65,063,500 shares of Common Stock outstanding.

Item 1. Security and Issuer.
The name of the issuer is Snyder’s-Lance, Inc., a North Carolina corporation (“Issuer”), which has its principal executive offices at 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. The class of equity securities to which this statement on Schedule 13D (“Schedule”) relates is the common stock, par value $0.83-1/3 per share, of the Issuer (the “Common Stock”).
Item 2. Identity and Background.
(a)      This Statement is filed by Michael A. Warehime and his spouse, Patricia A. Warehime.
(b)      Their business address is 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277.
(c)      Each of Michael A. Warehime and Patricia A. Warehime became a director of the Issuer on December 6, 2010. Michael A. Warehime also became the Chairman of the Board of Directors of the Issuer on December 6, 2010.
(d)      During the five years prior to December 6, 2010, neither of the reporting persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)      During the five years prior to December 6, 2010, neither of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      The reporting persons are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
See the response to Item 4 for a description of the reported transaction, which did not involve payment by the reporting persons of any form of consideration.
Item 4. Purpose of Transaction.
On July 21, 2010, Lance, Inc., a North Carolina corporation (“Lance”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snyder’s of Hanover, Inc., a Pennsylvania corporation (“Snyder’s”), and Lima Merger Corp., a wholly-owned subsidiary of Lance (“Merger Sub”). The Merger Agreement was amended as of September 30, 2010. The Merger Agreement was approved by the stockholders of Lance on December 2, 2010 and by the stockholders of Snyder’s on December 3, 2010. The closing under the Merger Agreement occurred on December 6, 2010, and, pursuant to the terms and conditions set forth in the Merger Agreement, Snyder’s merged with Merger Sub, with Snyder’s continuing as the surviving subsidiary of Lance (the “Merger”). In accordance with the Merger Agreement, upon the closing of the Merger: each share of Snyder’s common stock was converted into the right to receive 108.25 share of Common Stock; Snyder’s stockholders received cash in lieu of any fractional shares of Common Stock; and all outstanding Snyder’s stock options were converted into corresponding stock options of the Issuer, subject to adjustment of the number of shares issuable upon exercise and the exercise price based on the exchange ratio. Pursuant to the Merger Agreement, immediately after the closing of the Merger, the Issuer’s board of directors was increased from 12 to 14, and all seven of the individuals serving as directors of Snyder’s prior to the Merger became directors of the Issuer.
Prior to the Merger, each of the reporting persons was a stockholder of Snyder’s.
Prior to the Merger, each of the reporting persons was a director of Snyder’s, and Michael A. Warehime was the Chairman of the Board of Directors of Snyder’s. Pursuant to the Merger Agreement, immediately after the closing of the Merger, each of the reporting persons became a director of the Issuer, and Michael A. Warehime became Chairman of the Board of the Issuer.
In connection with the Merger Agreement, the reporting persons and another stockholder of Snyder’s entered into a voting agreement with Lance on July 21, 2010 (the “Voting Agreement”). The Voting Agreement provided that the reporting persons and other stockholder would vote in favor of the Merger Agreement and would vote against any action or agreement that would adversely affect the consummation of or, or materially alter the terms of, the Merger Agreement. The Voting Agreement terminated upon the effective date of the Merger Agreement.
In connection with the Merger Agreement, the reporting persons and Lance entered into a standstill agreement on July 21, 2010 and an amendment thereto effective as of September 30, 2010 (collectively, the “Standstill Agreement”). Subject to certain exceptions, the Standstill Agreements restricts the reporting persons from (i) acquiring additional shares of Common Stock, (ii) transferring the shares of Common Stock they currently hold, (iii) taking any action contrary to maintaining the governance structure of the Issuer as described in the Merger Agreement, including the reduction of the total number of directors from 14 upon completion of the merger to 12 in 2011 and the re-election of the continuing Lance directors who are eligible for re-election in 2011 and 2012, and (iv) beneficially owning more than 30% of the issued and outstanding shares of Common Stock. The Standstill Agreement terminates upon the third anniversary of the effective time of the Merger or upon the mutual agreement of the reporting persons and the Issuer.
The reporting persons may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of their holdings of Common Stock, although as of December 6, 2010 they had no plans or proposals to do so. Any such acquisition or disposition in the next three years will be governed by the terms of the Standstill Agreement. Any such acquisition would be limited to acquisitions pursuant to the exercise of stock options, directly from a family member in a private transaction or upon dividend reinvestment. Any disposition would be limited to transfers permitted by an affiliate of the Issuer under Rule 144 of the Securities Act or to transfers to family members for estate planning purposes and would be conducted through open market or private transactions. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.
Except as described above, as of December 6, 2010, the reporting persons had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
The reporting persons continually review and evaluate their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters.
Item 5. Interest in Securities of the Issuer.
(a)      The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of December 6, 2010 was 12,119,995 shares, representing 18.6% of the outstanding shares of Common

Stock of the Issuer based on 65,063,500 shares of Common Stock outstanding as of that date as reported by the Issuer in its Current Report on Form 8-K filed on December 6, 2010.
(b)      Michael A. Warehime had sole power to vote or direct the vote of 9,954,345 shares of Common Stock (including 9,197,461 outstanding shares and 756,884 shares issuable upon exercise of outstanding stock options), and his spouse, Patricia A. Warehime, may be deemed to have shared voting power with respect to such shares. Patricia A. Warehime had sole power to vote or direct the vote of 823,350 shares of Common Stock (including 795,638 outstanding shares and 27,712 shares issuable upon exercise of outstanding stock options), and her spouse, Michael A. Warehime, may be deemed to have shared voting power with respect to such shares.
Michael A. Warehime had shared power to vote or to direct the vote of 995,900 shares of Common Stock owned by Warehime Enterprise, Inc. (“WEI”). Michael A. Warehime is the majority stockholder, chairman and an executive officer of WEI. Michael A. Warehime had shared voting power of such shares with Charles E. Good, who has been delegated authority to exercise voting and investment power for the shares held by WEI. Patricia A. Warehime may be deemed to have shared voting power with respect to such shares.
The reporting persons had shared power to vote or to direct the vote of 346,400 shares of Common Stock owned by MAW Associates, LP (“MAW”). Patricia A. Warehime is the sole member of the general partner of MAW. Michael A. Warehime is an executive officer of MAW. The reporting persons shared voting power of such shares with Charles E. Good, who has been delegated authority to exercise voting and investment power for the shares held by MAW.
Charles E. Good is an employee of SOH Distribution Co., Inc., the principal business address of which is 1250 York Street, Hanover, Pennsylvania 17331. Mr. Good is a United States citizen. During the five years prior to December 6, 2010, Mr. Good has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the five years prior to December 6, 2010, Mr. Good has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c)      Not applicable.
(d)      Except as set forth in this Statement, to the knowledge of the reporting persons, as of December 6, 2010, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
(e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described in Item 4, as of December 6, 2010, there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except as follows: the shares of Common Stock owned by MAW are pledged as security on a term loan of MAW.
Item 7. Material to be Filed as Exhibits.
Joint Filing Agreement entered into by and between Michael A. Warehime and Patricia A. Warehime and dated as of December 16, 2010, attached hereto as Exhibit 99.1.
Standstill Agreement entered into by and among Michael A. Warehime, Patricia A. Warehime and Lance, Inc., dated as of July 21, 2010, and Amendment No. 1 to the Standstill Agreement entered into by and among Michael A. Warehime, Patricia A. Warehime and Lance, Inc., effective as of September 30, 2010, incorporated by reference to Annex C to Lance, Inc.’s Amendment No. 3 to Form S-4 filed with the Commission on October 29, 2010.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 16, 2010
/s/ Michael A. Warehime
    Michael A. Warehime
/s/ Patricia A. Warehime
    Patricia A. Warehime